Substack ✔ @SubstackInc · Mar 28 ...
Today we're starting a process that will let writers invest in Substack.

You can find the full details of this community round, which will also be open to non-writers if there is room, and make an investment here:
wefunder.com/substack

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Substack ✔ ...
@SubstackInc

We are serious about building Substack with writers, and this community fundraising round is one way to concretize that ideal.

We're doing this because the dynamics of a platform like Substack change if the people who are building their businesses on it are owners of it too.

8:06 AM · Mar 28, 2023 · **3,105** Views

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Substack ✔ @SubstackInc · Mar 28 ...
Replying to @SubstackInc
It not only provides something good for our company, but also presents an opportunity for people who use Substack to participate in the benefits of building this network—including the financial upside.

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Substack ✔ @SubstackInc · Mar 28 ...
Startups are risky investments! If you don't have money to spare, don't

Startups are risky investments! If you don't have money to spare, don't spend it on this. But if you are interesting in owning a piece of the Substack mission, learn more here:



wefunder.com
Invest in Substack: The subscription network for independent writer...
The subscription network for independent writers and creators

1 9 2,030

Substack @SubstackInc · Mar 28

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted.

1 1 12 4,510

Substack @SubstackInc · Mar 28

No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Show more replies



Subject Line: Make your investment in Substack's community round

Hi {Name}:

We're so glad to have you on board as an investor for our community round.

You can now find the full details and make your investment via our page at Wefunder. After you've reserved your spot, Wefunder will prompt you to answer the question "Why did you invest?" If you share a brief testimonial, our team will pin that at the top of the page so that when the public visits, they'll see why you're so excited about this.

Here's the page, which is password-protected until the public announcement on Tuesday.

Wefunder.com/Substack
PW: whatyoureadmatters

If you're open to promoting the investment on your own channels once we launch publicly – via a Substack post to your readers, or social channels – we'd be very grateful! I've cc'd our head of comms Helen here. She can share some assets, along with the guardrails around what you can or cannot say legally in your promotion.

As a reminder, please keep this confidential until our public launch on **Tuesday, March 28, 2023 at 8am PT/11am ET.** We're excited to make a big splash with you when we announce it publicly, and grateful to have you be part of it.

Cheers,
Hamish

Subject Line: Make your investment in Substack's community round

Hi [Name]:

I'm writing to give you a confidential heads up about something exciting that we're announcing publicly tomorrow: we are starting a process to let writers invest in Substack and own a piece of the company.

We are serious about building Substack *with* writers, and this community round is one good way to concretize that ideal. The dynamics of a platform like Substack change if the people who are building their businesses on it are owners of it, too. This round will not only provide something good for our company, but it also presents an opportunity for the people who use Substack to participate in the benefits that come from building this network — including the financial upside.

Writers will have priority when we open the round to the public tomorrow, Tuesday, March 28 at 8am PT/11am ET, but we expect it to fill up quickly. If you'd like to participate, we kindly ask that you use the email address associated with your Substack account so we can prioritize your investment. You can find the full details and make an investment via our page at Wefunder. It's password-protected until tomorrow's announcement:

Wefunder.com/Substack
PW: whatyoureadmatters

A quick note on the investment decision: Substack is a startup on an extremely ambitious mission, which is inherently risky. You should not invest any funds in this community round unless you can afford to lose your entire investment. But if you share our belief that Substack can grow its financial impact alongside its cultural impact, we invite you to come along for the ride.

Thank you for being part of this journey with us. We look forward to working with you to make something amazing.

Chris, Hamish, and Jairaj
Founders, Substack

Testing the waters legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Own a piece of Substack

Good morning:

I'm writing to give you a confidential heads up about something that we're about to announce: we are starting a process to let writers invest in Substack and own a piece of the company.

We are serious about building Substack *with* writers, and this community round is one way to concretize that ideal. The dynamics of a platform like Substack change if the people who are building their businesses on it are owners of it too. This round will not only provide something good for our company but also present an opportunity for the people who use Substack to participate in the benefits that come from building this network — including the financial upside.

Writers will have priority when we open the round to the public today at 8am PT/11am ET, but we expect it to fill up quickly. If you'd like to participate, we kindly ask that you use the email address associated with your Substack account so we can prioritize your investment. You can find the full details and make an investment via our page at Wefunder. It's password-protected until we make our public announcement:

Wefunder.com/Substack
PW: whatyoureadmatters

A quick note on the investment decision: Substack is a startup on an extremely ambitious mission, which is inherently risky. You should not invest any funds in this community round unless you can afford to lose your entire investment. But if you share our belief that Substack can grow its financial impact alongside its cultural impact, we invite you to come along for the ride.

Thank you for building this new economic engine for culture with us. We look forward to working with you to make something amazing.

Chris, Hamish, and Jairaj
Founders, Substack

Hamish McKenzie @hamishmckenzie · Mar 28 ···
Today we're opening up a community round so that writers can invest in
Substack and own a piece of the company.

We want writers to share in the benefits of building the Substack network
– including the financial upside.

This round is one way to do that.

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Hamish McKenzie @hamishmckenzie · Mar 28 ···
You can invest in Substack right now at wefunder.com/substack

http://wefunder.com/substack

But don't invest just because you can! Startup investments are risky. We
have an extremely ambitious mission & there are no guarantees. If you
don't have $$ to spare, don't spend it on this.

However...



wefunder.com
Invest in Substack: The subscription network for independent writer...
The subscription network for independent writers and creators

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Hamish McKenzie @hamishmckenzie · Mar 28 ···
If you believe Substack's financial impact will grow with its cultural
impact, you might want to come along for the ride.

Substack is much more than just a tool now. It's a network. As
@simonowens has pointed out, networks do well on the internet.



simonowens.substack.com
Substack found its unfair advantage
The problem with decentralized delivery is that there's no user lock-in.

1 · 2 · 22 · 4,225

Hamish McKenzie
@hamishmckenzie

People have tried to categorize Substack as all kinds of things (a media co.? A social network?) but no one has quite nailed it.

Substack is a *subscription network*.

While social networks are associated with ads & attention, subscription networks are about payments & trust.

8:02 AM · Mar 28, 2023 · **4,139** Views

1 Retweet **2** Quotes **22** Likes **2** Bookmarks

S Tweet your reply Reply

Hamish McKenzie @hamishmckenzie · Mar 28
Replying to @hamishmckenzie
Social networks facilitate shallow connections, while subscription networks foster deep relationships.

Social networks are about lock-in & platform ownership, while subscription networks are about freedom & creator ownership.

1 · 12 · 3,347

Hamish McKenzie @hamishmckenzie · Mar 28
We think subscription networks are going to play a major role in the next chapter of the internet.

They represent a step forward from social networks.

on.substack.com/p/wefunder

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Hamish McKenzie @hamishmckenzie · Mar 28
When I was a full-time writer, I was practically oblivious to the benefits of owning stock. I was skeptical of capitalism – almost proudly so – and so ignored all that stuff

ignored all that stuff.

In reality, that just meant I ceded the benefits to the already well-off.

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Hamish McKenzie @hamishmckenzie · Mar 28　　···
Owning stock is a chance to benefit alongside a company as it grows.

It's a way writers can have power.

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Hamish McKenzie @hamishmckenzie · Mar 28　　···
We wanted to do this in previous rounds but it was difficult to include ppl who weren't already accredited investors – a qualification determined largely by wealth.

But the idea never left our minds.

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Hamish McKenzie @hamishmckenzie · Mar 28　　···
Recent regulatory changes and companies like @Wefunder now make these rounds simple.

We're excited to bring writers into Substack as investors. We're excited to build a new economic engine for culture together.

wefunder.com
Invest in Substack: The subscription network for independent writer...
The subscription network for independent writers and creators

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Hamish McKenzie @hamishmckenzie · Mar 28　　···
Now some boring legal shit...

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted.

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Hamish McKenzie @hamishmckenzie · Mar 28　　···

No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

(There, SEC. We said it.)

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Hamish McKenzie @hamishmckenzie · Mar 28   ···
Oh, and btw, anyone can invest. We're just prioritizing writers.

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Hamish McKenzie @hamishmckenzie · Mar 28   ···
We're increasing the cap to $5 million (legally allowed limit) because of the overwhelming response.

Thank you, internet!



wefunder.com
Invest in Substack: The subscription network for independent writer...
The subscription network for independent writers and creators

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← Thread

Chris Best
@cjgbest

The magic of Substack is the network of exceptional people who choose to join in. For ages, we've wanted to offer those people the opportunity to invest in Substack the company.

Now, we've found a simple way to do that.

wefunder.com
Invest in Substack: The subscription network for independent writers and cr...
The subscription network for independent writers and creators

9:08 AM · Mar 28, 2023 · **189.8K** Views

18 Retweets **19** Quotes **175** Likes **66** Bookmarks

S Tweet your reply Reply

Chris Best @cjgbest · Mar 28
Replying to @cjgbest
Substack's mission is to build a new economic engine for culture, something that the world badly needs and that can change a lot of people's lives for the better.

You can be part of this mission too.

on.substack.com
A new economic engine for culture
What comes after social media as we know it

3 1 21 4,839

Chris Best @cjgbest · Mar 28
Please remember that startups – including great ones like Substack – are risky, and you can lose the whole amount you invest. If you don't want to take this risk, please don't invest.

1 1 14 2,973

Chris Best @cjgbest · Mar 28
To those who are on this journey with us participating in the Substack network, whether you choose to invest or not, thank you. The response so far has been massive and we are over the moon.

Let's build this thing.

on.substack.com
Own a piece of Substack
Help build a new economic engine for culture

1 2 10 2,635

Chris Best @cjgbest · Mar 28
LEGAL INFO:
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted.

1 5 2,209

Chris Best @cjgbest · Mar 28
[legal info contd.]
No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

7 2,090

NEWS & VIEWS

Own a piece of Substack

Help build a new economic engine for culture

**Jairaj Sethi, Chris Best, and
Hamish McKenzie**
Mar 28

♡ 849   💬 451   ⬆   🔖



Today we're starting a process that will let writers invest in Substack and own
a piece of the company.

You can find the full details of this community round, which will also be open
to non-writers if there is room, and make an investment via <u>our page at
Wefunder</u>. We will accept investments from $100 up.

When we raised our last round of funding, in March 2021, we explored how we
might make it possible for a large group of writers to invest alongside the
traditional investors, but it ultimately proved too complex. Most importantly, it

was difficult to include people who were not already accredited investors—a qualification determined largely by wealth. But the idea never left our minds.

We are serious about building Substack *with* writers, and this community round is one way to concretize that ideal. We're doing this because the dynamics of a platform like Substack change if the people who are building their businesses on it are owners of it too. And we're doing it because it not only provides something good for our company but also presents an opportunity for the people who use Substack to participate in the benefits that come from building this network—including the financial upside.

In recent years, doing a community round like this one has become more viable, in part because of a 2021 regulatory change that increased the limit for how much money could be raised in such a round, and in part because nascent companies like Wefunder make the process simple.

We want to make it clear, however, that just because you *can* invest in Substack, it doesn't mean you should. Investments are risky. There's no guarantee you'll make your money back, even if you're investing in well-known companies and well-established industries. The risks are much greater when it comes to investing in startups, which have a habit of dying, pivoting, or simply not making enough money. Startups are high-risk, high-reward all the way through: for founders, employees, their family members, and for investors large and small.

Substack is a startup on an extremely ambitious mission, and success is far from guaranteed. You should not invest any funds in this community round unless you can afford to lose your entire investment.

However, for those who are interested in joining in this mission and perhaps owning a piece of it, we want to share how we think about Substack's future.

Building a new economic engine for culture

The past couple decades of the internet have created a media system in which writing has been economically devalued and advertisers have been served above all others. These dynamics have led to an attention economy that coarsens public discourse, reduces trust, and strips readers of agency and writers of financial dignity. But while this internet-driven revolution has created a crisis for the media system, it has also brought opportunity.

We believe that the internet's powers, married to the right business model, can be harnessed to create a much better media economy that gives more control to writers and readers, protects free speech and a free press, and promotes the creation of amazing works that wouldn't have been possible in other systems. This is the work we have been doing at Substack in our effort to build [a new economic engine for culture](#).

To realize this mission, we have to do much more than build good software. We have to build a new kind of network: one that unlocks the scale and democratizing power of the internet but is based on principles that give control to writers and readers. In such a network, the whole is greater than the sum of the parts. Each new person who joins Substack makes the network more valuable for everyone else.

Today, more than 40% of all subscriptions and 15% of paid subscriptions on the platform come directly from the Substack network. This is happening because there are tens of millions of people active on Substack every week who understand what it means to subscribe to a writer, and they are open to discovering new voices and work. Industry observers have called Substack's network effect an "[unfair advantage](#)."

Networks win on the internet

When it comes to media platforms on the internet, there tend to be winner-takes-all effects. In its heyday, everyone was on Facebook because everyone was on Facebook. MySpace couldn't compete. YouTube has become the dominant platform for user-generated video because it doesn't make much sense to publish video anywhere else—the other platforms can't match its reach. Instagram wasn't the only photo-sharing app around in 2010, but it's the only one that grew to a billion users. As the network scales, so do the platform's capabilities, opportunities, and impact. And the larger the networks get, the greater their advantage grows.

Substack is a new type of network. We have been called a media company, a newsletter platform, and a social network, but none of those really fit.

Substack is a *subscription network*. We think subscription networks will play a major role in the internet's next chapter. They represent a step forward from social networks.

While social networks are associated with advertising and attention, subscription networks are about direct payments and trust. While social networks facilitate shallow connections, subscription networks foster deep relationships. While social networks are about lock-in and platform ownership, subscription networks are about freedom to move and creator ownership.

In the space of five years, we have built a network around writing and podcasting that now encompasses more than 35 million active subscriptions, including 2 million paid subscriptions (keep in mind that most Substacks don't have paid subscriptions activated). As Substack grows to accommodate more writers, podcasters, videomakers, musicians, scientists, and culture makers of all kinds, we see a path to hundreds of millions of subscriptions and a significant cultural impact.

Join the ride

So, should you invest in Substack?

Remember, you shouldn't just because you can. If you don't have money to spare or you're uncomfortable with risk, don't spend your money on this.







Similarly, if you're thinking of investing just because you might get a solid return, then you can probably find less-risky bets.

If, however, you share our belief that Substack can grow its financial impact with its cultural impact, and you want to be a part of what we are building, then it might be worth a shot. We are at the dawn of the era of the subscription network. We're all going to be figuring this out together. The work will be ambitious and exciting, and it will be meaningful. We'd love to have you join us in building this new economic engine for culture.

Thank you, as ever, for helping make Substack what it is today. We look forward to working with you to make something amazing for tomorrow.

MANDATORY BOILERPLATE FOR REGULATORY COMPLIANCE FOLLOWS:

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Bailey @ Substack Mar 29 · *edited Mar 29* Pinned

Thank you to everyone for all of their interest in this community round!

Wanted to share a quick update: We'll continue to accept investments for the next 1-2 weeks, until our paperwork is filed and investors confirm their investments. If we're oversubscribed, we may not be able to accept all investments and may reduce individual